Exhibit 99.1

Appointment of Non–Executive Director

Hong Kong, Shanghai & Florham Park, NJ — Monday, May 16, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) announces that Mr Lefei Sun has been appointed as a Non-Executive Director with effect from May 16, 2022 and he will hold office until the next annual general meeting (“AGM”) of HUTCHMED when he will stand for re-election.

The Board of HUTCHMED considers that the appointment of Mr Sun will provide significant benefits to HUTCHMED in view of his experience in capital markets, M&A and business strategy. Aged 42, Mr Sun has been the Managing Director and Head of China Healthcare for General Atlantic since 2018, in charge of private equity investment and portfolio management in the healthcare and life sciences sectors. General Atlantic owns approximately 3% of the ordinary shares of HUTCHMED, through its affiliate General Atlantic Singapore HCM Pte. Ltd.

Mr Simon To, Chairman of HUTCHMED, said, “On behalf of the Board, I would like to extend a warm welcome to Mr Sun. I believe his appointment will further strengthen our Board and we look forward to leveraging the wealth of experience that he brings to the table from his career in life sciences and healthcare investment.”

Before joining General Atlantic, Mr Sun was the Founding Partner of Huatai Healthcare Investment Fund, successfully leading the investment in Mindray Medical, which is listed on Shenzhen Stock Exchange (SZSE:300760). Prior to that, Mr Sun held various investment roles at Credit Suisse and OrbiMed, and a strategy consultant role at McKinsey & Company, all in the healthcare sector. Mr Sun holds a Bachelor of Science degree in Mathematics and Physics from Tsinghua University. He also holds a Master of Arts degree in neuroscience from the Johns Hopkins University.

Mr Sun also has relevant Board experience with both publicly listed and private companies, having held the following directorships in the past five years:

Current Directorships:	Previous Directorships in the last five years:
Adagene Inc. (Nasdaq:ADAG)	Biotheus Inc.
Adagene (Hong Kong) Limited	CANbridge Pharmaceuticals Inc. (HKEX:1228)
Adagene (Suzhou) Ltd	Huatai Healthcare Investment Fund
Genesis MedTech Group Inc.	Ocumension Therapeutics Inc. (HKEX:1477)
Hong Kong Asia Medical Holding Limited

Under the terms of the appointment of Mr Sun as a non-executive director of the Company until the next AGM, he has agreed that he will not receive any fee for his service and that his appointment will be renewed for successive 12-month periods, unless he is not re-elected at the next AGM or his appointment is otherwise terminated earlier by either party in writing.

Appointment Regulatory Disclosures

Save for the appointments listed above, Mr Sun has held no other directorships during the period of five years prior to his appointment as a director of HUTCHMED. Save for his role with General Atlantic, Mr Sun does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Mr Sun does not have any interest in the ordinary shares of HUTCHMED within the meaning of Part XV of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information in relation to Mr Sun that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies or Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters concerning the appointment of Mr Sun that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immuno-therapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,700 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500